Exhibit 15.1

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in the Shell Company Report on Form 20-F filed with the SEC on December 22, 2023.

Introduction

The following unaudited pro forma combined statement of financial position as of June 30, 2023 combines the historical audited consolidated statement of financial position of Vast as of June 30, 2023 with the historical unaudited balance sheet of NETC as of June 30, 2023 on a pro forma basis, giving effect to the Business Combination and related transactions, summarized below, as if they had been consummated on June 30, 2023.

The following unaudited pro forma combined statement of profit or loss for the twelve months ended June 30, 2023 combines the historical audited consolidated statement of profit or loss and other comprehensive income of Vast for the twelve months ended June 30, 2023 with NETC’s unaudited financial results for the twelve months ended June 30, 2023. Vast and NETC have different fiscal years. Vast’s fiscal year ends on June 30, whereas NETC’s fiscal year ends on December 31. NETC’s unaudited financial results for the twelve months ended June 30, 2023 have been derived from (i) its unaudited statement of operations for the six months ended June 30, 2023 and (ii) its audited statement of operations for the year ended December 31, 2022 removing its results of operations for six months ended June 30, 2022 derived from its unaudited statement of operations for the six months ended June 30, 2022.

The unaudited pro forma combined statement of profit or loss is presented on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on July 1, 2022.

Vast’s historical consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. The historical financial statements of NETC were prepared in accordance with U.S. GAAP and, for purposes of the unaudited pro forma combined financial information, have been converted to IFRS on a basis consistent with the accounting policies and presentation adopted by Vast.

The unaudited pro forma combined financial information has been derived from and should be read in conjunction with Vast’s and NETC’s financial statements and related notes, as applicable, and the sections titled “Vast Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “NETC Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Form F-4.

Accounting Treatment

The Business Combination was accounted for as a capital reorganization. Under this method of accounting, NETC was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Vast issuing shares at the Closing for the net liabilities of NETC as of the Closing Date, accompanied by a recapitalization. The net liabilities of NETC was stated at historical cost, with no goodwill or other intangible assets recorded.

Vast was determined to be the accounting acquirer based on the following:

•	As described below under “Basis of Pro Forma Presentation”, Vast’s previous majority shareholder has a majority voting interest;

•	AgCentral, a Legacy Vast shareholder, has the ability to nominate the majority of the members of the board of directors;

•	The existing senior management of Vast continues to be the senior management following the Business Combination;

•	The business of Vast comprises the ongoing operations following the Business Combination; and

•	Vast was the larger entity, both in terms of substantive operations and number of employees.

The Business Combination was not within the scope of IFRS 3 because NETC did not meet the definition of a business in accordance with IFRS 3. Rather, the Business Combination was accounted for within the scope of IFRS 2. Any excess of fair value of equity issued to participating shareholders of NETC over the fair value of NETC’s identifiable liabilities acquired represented compensation for the service of a stock exchange listing, which was expensed as incurred.

Basis of Pro Forma Presentation

The following unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, SEC Release No. 33-10786 “Amendments to Financial Disclosures About Acquired and Disposed Businesses”.

The unaudited pro forma consolidated statement of financial position has been prepared to give effect to the Business Combination and related transactions summarized below as if they had been consummated on June 30, 2023. The unaudited pro forma combined statement of profit or loss for the year ended June 30, 2023 gives effect to the Business Combination and related transactions summarized below as if they had been consummated on July 1, 2022:

•	the merger of NETC with and into Merger Sub, a wholly-owned subsidiary of Vast, with NETC surviving the merger as a wholly-owned subsidiary of Vast;

•	the completion of the Vast pre-closing reorganization, which included the Existing Convertible Note Conversion, the MEP Share Conversion, and the Vast Split Adjustment;

•	the exchange of all outstanding Founder Shares into 3.0 million Vast Ordinary Shares, and all outstanding NETC Class A Shares that were not redeemed by the Class A shareholders into an equivalent number of Vast Ordinary Shares;

•	the exchange of all outstanding NETC Warrants into an equal number of Vast Warrants, with substantially the same terms;

•	the entry into Equity Subscription Agreements and a Notes Subscription Agreement (including the October Notes Subscription Agreement) by Nabors Lux and AgCentral to purchase up to $15.0 million each ($30.0 million combined) of Vast Ordinary Shares for $10.20 per share through the issuance of up to $5.0 million to AgCentral and $7.5 million to Nabors Lux ($12.5 million combined of Senior Convertible Notes from time to time beginning on the date of signing of the Business Combination Agreement and ending on the Closing date and $10.0 million to AgCentral and $7.5 million to Nabors Lux ($17.5 million combined) of committed subscriptions under the PIPE Financing to be funded on the Closing Date. As of June 30, 2023, Nabors Lux and AgCentral funded $7.5 million of the aggregate commitment for Senior Convertible Notes. Accordingly, as of June 30, 2023, there was a balance of $22.5 million funds to be received;

•	the entry into various agreements with CAG, under which CAG committed to invest $7.0 million of PIPE Financing. CAG and Vast agreed that this commitment would be satisfied by CAG’s purchase of Class A common stock of NETC from existing NETC stockholders who previously elected to redeem their shares in connection with the business combination and whose redemption election would be reversed;

•	the entry into the Nabors Backstop Agreement (as amended by the amendment to the Nabors Backstop Agreement dated December 7, 2023) by Nabors Lux to provide $10.0 million backstop to Vast to underwrite the potential investment by additional investors provided that the amount of the backstop be reduced dollar-for-dollar by (a) the balance of cash remaining in the Trust Account after giving effect to any redemptions of NETC Class A Common Stock by NETC public stockholders and (b) amounts invested by additional third parties (other than Nabors, AgCentral, CAG, EDF and their respective affiliates);

•	the entry into the EDF Note Purchase Agreement to purchase a promissory note with an aggregate principal amount of EUR 10.0 million (equivalent to approximately $10.9 million on December 18, 2023);

•	the issuance of 171,569 Vast Ordinary Shares to Guggenheim Securities as consideration for its services; and

•	the issuance of 1.5 million Vast Ordinary Shares as Accelerated Earnback Shares pursuant to the Nabors Backstop Agreement and issuance of 350,000 Vast Ordinary Shares as Incremental Funding Commitment Fee pursuant to the October Notes Subscription Agreement.

During the Earnout Period, Vast may issue up to an aggregate of 2.4 million additional Vast Ordinary Shares to NETC Sponsor in three equal tranches and up to an aggregate of 1.3 million Vast Ordinary Shares to Legacy Vast shareholders in three equal tranches, upon the occurrence of each Triggering Event.

Additionally, Vast may also issue 1.5 million Vast Ordinary Shares to Legacy Vast shareholders upon receiving a notice to proceed under a contract for the procurement of a concentrated solar power plant at Port Augusta, in South Australia. Please see the section entitled “The Business Combination Agreement and Related Agreements — Covenants of the Parties — Earnout” included in the Form F-4 for additional information.

The following summarized the number of Vast Ordinary Shares outstanding:

Weighted average shares outstanding – basic and diluted

	Ownership in shares	%
Legacy Vast shareholders(1)	20,499,999	68.4
Former NETC public stockholders(2)	804,616	2.6
NETC initial stockholders(3)	4,500,000	15.0
Shares issued to Nabors Lux and AgCentral in connection with financing transactions(4)	3,315,700	11.1
Shares issued as settlement of transaction expenses(5)	171,569	0.6
Shares issued to Nabors Lux pursuant to Nabors Backstop(6)	681,621	2.3
Total	29,973,505	100.0

(1)	Assumes that no Earnout Shares are issued to the Legacy Vast shareholders.

(2)	Pursuant to the Business Combination Agreement, each share of NETC Class A Common Stock (other than Redemption Shares) issued and outstanding immediately prior to the Effective Time will be exchanged for a number of Vast Ordinary Shares equal to the Exchange Ratio. Includes 633,250 shares of NETC Class A Common Stock purchased by CAG to satisfy its’ financing obligations.

(3)	Assumes no Sponsor Earnback Shares are issued. Includes 1,500,000 Vast Ordinary Shares issued to NETC Sponsor as Accelerated Earnback Shares and 129,911 Vast Ordinary Shares issued upon conversion of the Founder Shares transferred to CAG prior to the Business Combination in connection with CAG’s investments.

(4)	Includes shares issued in connection with the Equity Subscription Agreements and the Notes Subscription Agreements. Also includes 350,000 Vast Ordinary Shares issued as Incremental Funding Commitment Fee.

(5)	Shares to Guggenheim Securities issued as settlement for transaction expenses.

(6)	Nabors Lux’s backstop commitment to provide a $10.0 million backstop reduced dollar-for-dollar by (a) the balance of cash remaining in the Trust Account after giving effect to any redemptions of NETC Class A Common Stock by NETC public stockholders and (b) amounts invested by additional investment (other than Nabors, AgCentral, CAG’s Subscription Agreement investment, EDF and their respective affiliates) which resulted in $7.0 million of the backstop to be funded.

Unaudited Pro Forma Combined Statement of Financial Position
As of June 30, 2023

(In thousands)

	Vast Solar (IFRS)	NETC (US GAAP)	NETC Historical Financials adjustments (See Note 2)		NETC (US GAAP)— Pro Forma	IFRS conversion and alignment (See Note 3)		Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents
	2,060	765	—		765	—		106,628	A	19,937
	—	—	—		—	—		(4,455)	B	—
	—	—	—		—	—		(9,267)	C	—
	—	—	—		—	—		(5,460)	F	—
	—	—	—		—	—		22,500	J	—
	—	—	—		—	—		(4,830)	M	—
	—	—	—		—	—		(104,769)	H	—
	—	—	—		—	—		(2,863)	N	—
	—	—	—		—	—		(5,097)	O	—
	—	—	—		—	—		6,850	R	—
	—	—	—		—	—		6,953	S	—
	—	—	—		—	—		10,922	T	—
Trade and other receivables	314	—	—		—	—		—		314
R&D tax incentive receivable	638	—	—		—	—		—		638
Prepaid expenses	44	188	—		188	—		—		232
Total current assets	3,056	953	—		953	—		17,112		21,121
Non-current assets
Investments held in Trust	—	105,444	1,184	a	106,628	—		(106,628)	A	—
Investment in joint venture accounted for using the equity method	1,300	—	—		—	—		—		1,300
Loans and advances to related parties	225	—	—		—	—		—		225
Property, plant and equipment	30	—	—		—	—		—		30
Right-of-use-assets	45	—	—		—	—		—		45
Total non-current assets	1,600	105,444	1,184		106,628	—		(106,628)		1,600
Total assets	4,656	106,397	1,184		107,581	—		(89,516)		22,721
Liabilities
Current liabilities
Borrowings	19,812	—	—		—	—		(19,812)	I	—
Trade and other payables	5,622	—	—		—	1,667	iii	(5,097)	O	2,192
Accounts payable and accrued liabilities	—	758	—		758	(758)	iii	—		—
Due to related party	—	909	—		909	(909)	iii	—		—
Income taxes payable	—	11	—		11	—		—		11
Convertible promissory note	—	3,646	1,184	a	4,830	—		(4,830)	M	—
Contract liabilities	2	—	—		—	—		—		2
Lease liabilities	26	—	—		—	—		—		26
Deferred consideration payable	955	—	—		—	—		—		955
Provisions	183	—	—		—	—		—		183
Derivative financial instruments	18	—	—		—	—		149,800	G	—
	—	—	—		—	—		(149,818)	I	—
Total current liabilities	26,618	5,324	1,184		6,508	—		(29,757)		3,369

Unaudited Pro Forma Combined Statement of Financial Position (Continued)

As of June 30, 2023

(In thousands)

			NETC Historical		NETC	IFRS conversion and
	Vast	NETC	Financials		(US	alignment		Transaction		Pro
	Solar	(US	adjustments		GAAP) –	(See		Accounting		Forma
	(IFRS)	GAAP)	(See Note 2)		Pro Forma	Note 3)		Adjustments		Combined
Non-current liabilities
Deferred legal fees	—	5,460	—		5,460	—		(5,460)	F	—
Lease liabilities	28	—	—		—	—		—		28
Provisions	117	—	—		—	—		—		117
Warrant liabilities	—	—	—		—	4,405	ii	—		4,405
Borrowings	7,134	—	—		—	—		(7,134)	Q	—
		—	—		—	—		10,922	T	10,922
Borrowings – Nabors Backstop	—	—	—		—	—		6,953	S	6,953
Derivative financial instruments	174	—	—		—	—		1,508	P	—
		—	—		—	—		(1,682)	Q	—
Class A common stock subject to possible redemption	—	—	—		—	106,206	i	(106,206)	E	—
Total non-current liabilities	7,453	5,460	—		5,460	110,611		(101,099)		22,425
Total liabilities	34,071	10,784	1,184		11,968	110,611		(130,856)		25,794
Commitments and Contingencies
Class A common stock, $0.0001 par value; 9,850,641 shares subject to redemption at $10.82 per share	—	105,022	1,184	a	106,206	(106,206)	i	—		—
Equity
Class F common stock, $0.0001 par value; 50,000,000 shares authorized; 6,900,000 shares issued and outstanding	—	1	—		1	(1)	iii	—		—
Class F common stock	—	—	—		—	25	iii	(25)	K	—
Issued capital	2,354	—	(1,184)	a	(1,184)	—		22,500	J	294,352
	—	—	—		—	—		(308)	B	—
	—	—	—		—	—		2,057	C	—
	—	—	—		—	—		106,206	E	—
	—	—	—		—	—		(25,163)	D	—
	—	—	—		—	—		25	K	—
	—	—	—		—	—		174,225	I	—
	—	—	—		—	—		(2,863)	N	—
	—	—	—		—	—		(104,769)	H	—
	—	—	—		—	—		105,606	L	—
	—	—	—		—	—		8,816	Q	—
	—	—	—		—	—		6,850	R	—
Share-based payment reserve	4	—	—		—	—		(4)	I	—
Reserves
– Foreign Currency translation reserve	3,285	—	—		—	—		—		3,285
– Capital contribution reserve	4,591	—	—		—	—		(4,591)	I	—
Accumulated losses	(39,649)	(9,410)	—		(9,410)	(24)	iii	25,163	D	(300,710)
	—	—	—		—	(4,405)	ii	(4,147)	B	—
	—	—	—		—	—		(11,324)	C	—
	—	—	—		—	—		(105,606)	L	—
			—		—	—		(1,508)	P	—
	—	—	—		—	—		(149,800)	G	—
Total equity	(29,415)	(9,409)	(1,184)		(10,593)	(4,405)		41,340		(3,073)
Total liabilities and equity	4,656	106,397	1,184		107,581	—		(89,516)		22,721

See accompanying notes to the unaudited pro forma combined financial information.

Unaudited Pro Forma Combined Statement of Profit or Loss For
the Twelve Months Ended June 30, 2023

(In thousands, except per share data)

	Vast Solar (IFRS)	NETC (US GAAP)	IFRS conversion and alignment		Transaction Accounting Adjustments		Pro Forma Combined
Revenue from customers	268	—	—		—		268
Grant revenue	651	—	—		—		651
Total Revenue	919	—	—		—		919
Employee benefits expenses	2,984	—	—		—		2,984
Consultancy expenses	2,134	—	—		—		2,134
Administrative and other expenses	8,080	6,714	—		(180)	BB	124,367
	—	—	—		105,606	EE	—
	—	—	—		4,147	CC	—
Raw materials and consumables used	600	—	—		—		600
Depreciation expense	49	—	—		—		49
Finance costs, net	2,518	—	—		(2,166)	DD	680
	—	—	—		328	GG	—
Interest income	—	(8,750)	—		8,750	AA	—
Share of loss of jointly controlled entities	254	—	—		—		254
(Gain)/loss on derivative financial instruments (including warrants)	(105)	—	(2,753)	FF	—		(2,753)
	—	—	—		105	DD	—
Total expenses (income)	16,514	(2,036)	(2,753)		116,590		128,315
Net (loss) income before income tax	(15,595)	2,036	2,753		(116,590)		(127,393)
Income tax benefit (expense)	378	(1,861)	—		—		(1,483)
Net income (loss)	(15,217)	175	2,753		(116,590)		(128,879)
Class A
Weighted average shares outstanding basic and diluted	25,129	24,300					29,974
Net income (loss) per share – basic and diluted	(0.61)	0.01					(4.30)
Class F
Weighted average shares outstanding basic and diluted		6,900
Net income (loss) per share – basic and diluted		0.01

See accompanying notes to the unaudited pro forma combined financial information.

Notes to the Unaudited Pro Forma Combined Financial Information

1.	Basis of the presentation

The unaudited pro forma combined statement of financial position as of June 30, 2023 assumes that the Business Combination occurred on June 30, 2023. The unaudited pro forma combined statement of profit or loss for the twelve months ended June 30, 2023 presents the pro forma effect of the Business Combination as if they had been completed on July 1, 2022. These periods are presented on the basis that Vast is the accounting acquirer.

The historical financial information of Vast was derived from Vast’s audited consolidated financial statements as of and for the year ended June 30, 2023, included elsewhere in the Shell Company Report on Form 20-F. The historical financial information of NETC was derived from the historical audited financial statements of NETC as of December 31, 2022 and for the year ended December 31, 2022 and the related notes, which are included in NETC’s Annual Reports on Form 10-K filed with the SEC on March 22, 2023 (the “NETC 10-K”); and the historical unaudited financial statements of NETC as of and for the six-months ended June 30, 2023 and the related notes, which are included in NETC’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2023 (the “NETC 10-Q”). This information should be read together with Vast’s and NETC’s financial statements and related notes, as applicable, and the sections titled “Vast Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “NETC Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Form F-4.

Vast’s historical consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. The historical financial statements of NETC were prepared in accordance with U.S. GAAP and, for purposes of the unaudited pro forma combined financial information, have been converted to IFRS on a basis consistent with the accounting policies and presentation adopted by Vast.

The unaudited pro forma combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, SEC Release No. 33-10786 “Amendments to Financial Disclosures About Acquired and Disposed Businesses”. NETC and Vast have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The adjustments presented in the unaudited pro forma combined financial information have been identified and presented to provide relevant information necessary for an understanding of Vast upon consummation of the Business Combination. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Vast believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. Vast management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

2.	Adjustments to NETC’s Historical Financial Statement

The historical financial information of NETC has been adjusted to give effect to the below event that occurred after June 30, 2023 but prior to the proposed business combination.

a)	Reflects the receipt of extension fees into NETC’s Trust Account through the convertible promissory note of $1.2 million issued by NETC on August 16, 2023, September 14, 2023, October 13, 2023 and November 16, 2023. The proceeds of the convertible promissory notes were used by NETC to extend the time for NETC to complete the Business Combination for four one-month periods from August 18, 2023 to December 18, 2023.

3.	Conversion and Reclassification of NETC’s Financial Statement to IFRS

The historical financial information of NETC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma combined financial information.

i)	to reclassify NETC’s historical mezzanine equity (Class A common stock subject to redemption) to Non-current financial liabilities under IAS 32.

ii)	to reclassify the NETC Warrants to be accounted for as liabilities in accordance with IAS 32 following consummation of the Business Combination, and accordingly, will be subject to ongoing mark-to-market adjustments through the statement of profit or loss.

iii)	to align NETC’s historical financial information in accordance with the presentation of Vast’s historical financial information and adjust NETC’s Class F common stock accounting for IFRS.

4.	Adjustments to Unaudited pro forma Combined Statement of Financial Position as of June 30, 2023.

The adjustments included in the unaudited proforma combined statement of financial position as of June 30, 2023 are as follows:

A.	Reflects the liquidation and reclassification of $106.6 million of investments held in the Trust Account to cash and cash equivalents that became available for general corporate use following the Closing.

B.	Reflects remaining estimated transaction costs expected to be incurred by Vast of approximately $4.5 million, for legal, accounting and advisory services in connection with the Business Combination and related transactions. None of these fees have been accrued as of the pro forma balance sheet date. The amount of $4.2 million is reflected as an adjustment to accumulated losses. The remaining $0.3 million of these costs represents equity issuance costs included in Issued Capital.

C.	Reflects remaining estimated transaction costs expected to be incurred by NETC of approximately $11.3 million, for legal, accounting and advisory services in connection with the Business Combination and related transactions of which approximately $2.1 million will be settled by a new issuance of 171,569 Vast Ordinary Shares to Guggenheim Securities. None of these fees have been accrued as of the pro forma balance sheet date. In line with the treatment of the Business Combination as a capital reorganization, the NETC transaction costs will be expensed when incurred. The NETC estimated transaction costs excludes the deferred legal fees included in note (F).

D.	Represents the elimination of NETC’s historical capital deficit after recording the transaction costs to be incurred by NETC’s as described in note (C) above.

E.	Reflects the reclassification of Class A Common Stock subject to possible redemption to permanent equity immediately prior to the Closing. 9.9 million outstanding Class A shares were reclassified to equity as part of this adjustment.

F.	Reflects the payment of deferred legal fees incurred by NETC that will become due following the Closing.

G.	Reflects a mark to market adjustment for the embedded derivative related to the Existing Convertible Notes and loan from shareholder. The associated changes in fair value of the embedded derivative of $149.8 million was calculated based on, amongst other assumptions, the management’s allocation of 2,036,901 Vast Ordinary Shares to be held by holders of MEP Shares that were outstanding as of June 30, 2023, and the fair value of $11.99 per Vast Ordinary Shares. If any incremental MEP Shares are granted subsequent to June 30, 2023, the Company would recognize a separate share-based payment charge accordingly as a new grant, and such charge would offset the associated changes in the fair value of the embedded derivative.

H.	Reflects the redemption amounts of approximately 9.7 million NETC Class A Common Stock for an aggregate redemption price of $104.8 million at a redemption price of $10.82 per share in connection to the NETC shareholders’ vote with respect to the Business Combination.

I.	Represents adjustment to reflect the exchange of each of the Existing Convertible Notes, each outstanding Legacy Vast share, and each outstanding MEP Share, for 20,499,999 shares of Ordinary Vast Shares.

(in thousands)
Existing historical Vast shares, Existing Convertible Notes and MEP eliminated:
Convertible debt & shareholder loan	$19,812
Capital contribution reserve	4,591
Derivative financial instruments	149,818
Existing MEP shares	4
Increase in issued capital	$174,225

J.	Includes aggregate purchases of $30.0 million of Vast Ordinary Shares by Nabors Lux and AgCentral pursuant to the Equity Subscription Agreements and the Notes Subscription Agreements (including the October Notes Subscription Agreement) at $10.20 per share funded through the issuance of up to $5.0 million to AgCentral and $7.5 million to Nabors Lux ($12.5 million combined) of Senior Convertible Notes from time to time beginning on the date of signing of the Business Combination Agreement and ending on the Closing Date and $10 million to AgCentral and $7.5 million to Nabors Lux ($17.5 million combined) of committed subscriptions under the PIPE Financing to be funded on the Closing Date. Nabors Lux and AgCentral will receive a number of Vast Ordinary Shares equal to the amount of their investment divided by $10.20 per share, or an aggregate of approximately 2.9 million Vast Ordinary Shares. As of June 30, 2023, Nabors Lux and AgCentral funded $7.5 million of the aggregate commitment for Senior Convertible Notes. Accordingly, the adjustment represents the balance of $22.5 million funds to be received and to be converted to Vast Ordinary Shares upon Closing.

K.	Represents the elimination of NETC Class F Common Stock, which was historically issued at $25,000.

L.	The Transaction is accounted for in accordance with IFRS 2 with an expense reflected for the difference between the fair value of the Vast Ordinary Shares issued to NETC shareholders as compared to the fair value of NETC’s net assets or liabilities, as relevant, contributed.

The estimated fair value of the equity instruments issued to NETC shareholders considers the impact of Vast Ordinary Shares issuable to Legacy Vast shareholders upon the occurrence of the Triggering Events or earlier, upon a change of control in accordance with the earnout provisions. Please see the section entitled “The Business Combination Agreement and Related Agreements — Covenants of the Parties — Earnout” for additional information on such provisions. Since there is no service condition attached to these Earnout Shares, their impact is taken immediately by reducing the fair value of the Vast Ordinary Shares issued to NETC’s shareholders.

The fair value of share consideration of $82.8 million and NETC’s net liabilities of approximately $22.8 million result in an excess of the fair value of the shares issued over the value of the net monetary assets acquired of approximately $105.6 million. The difference is reflected as a transaction expense of approximately $105.6 million for the services provided by NETC in connection with the listing. The fair value calculation of approximately $82.8 million is based on the estimated fair value of Vast Ordinary Shares issued to NETC shareholders in connection with the Business Combination, including an estimated fair value of the Earnout Shares for NETC of $22.6 million.

(In thousands)
Vast Ordinary Shares issued in exchange for the following:
NETC classes of stock:
Class A Common Stock	171
Class F Common Stock	3,000
Accelerated Earnback Shares and Incremental Funding Commitment Fee	1,850
Vast Ordinary Shares issued	5,021
Fair value of Vast shares issued in exchange for NETC shares valued at $11.99 per share(a)	$60,202
Fair value of earnout for NETC Sponsor(b)	22,576
Fair value of share consideration	82,778
Adjusted NETC’s net liabilities(c)	22,828
Transaction expense	$105,606

The expense ultimately recorded by Vast in accordance with IFRS may differ materially from the amounts presented in the unaudited pro forma combined financial information, due to changes in the fair value of the equity of the combined entity, including the value of Vast Ordinary Shares and Vast Warrants.

(a)	Fair value determined based on a quoted market price of $11.99 per Vast Ordinary share at closing as of December 19, 2023.

(b)	The estimated fair value of the Earnout Shares for NETC of $22.6 million was based on the fair value of 2.4 million Vast Ordinary Shares that may be issued to NETC Sponsor upon the achievement of certain price targets during a certain period. The grant-date fair value has been measured using Monte Carlo Simulation using the following significant inputs:

December 19, 2023
Share price at closing	$11.99
Expected volatility	25.0%
Expected dividend	0.0%
Risk-free rate	3.90%

(c) The table below includes the adjusted NETC’s net liabilities reconciliation

Total assets	107,581
Total current liabilities	(6,508)
Deferred legal fees	(5,460)
Warrant liabilities	(4,405)
NETC cash transaction costs	(9,267)
Redemptions of Trust Account	(104,769)
Net Liabilities	(22,828)

M.	Reflects the cash repayment of NETC’s convertible promissory notes upon Closing.

N.	Reflects the cash payment of the U.S. Federal Government Inflation Reduction Act of 2022 1% excise tax for the repurchases of stock. The Inflation Reduction Act imposes a 1% excise tax on the fair market value of stock repurchases made by covered corporations (including domestic corporations) after December 31, 2022.

O.	Reflects the cash repayment of trade and other payables in relation to the transaction costs of the Business Combination outstanding as of June 30, 2023.

P.	Reflects a mark to market adjustment for the embedded derivative related to the Senior Convertible Note.

Q.	Represents adjustment to reflect the exchange of the Senior Convertible Note for 735,294 shares of Ordinary Vast Shares.

R.	Represents the entry into various agreements entered into with CAG to purchase $7.0 million of Class A common stock of NETC from existing NETC stockholders who previously elected to redeem their shares in connection with the business combination and whose redemption election would be reversed. This resulted in the purchase of 633,250 Class A common shares. In connection with CAG’s investment, CAG also received an additional 129,911 Ordinary Shares of Vast and a subscription fee of $150,000.

S.	Represents agreement entered into with Nabors Lux to provide a $10.0 million backstop which will be reduced dollar-for-dollar by (a) the balance of cash remaining in the Trust Account after giving effect to any redemptions of NETC Class A Common Stock by NETC public stockholders and (b) amounts invested by additional investment (other than Nabors, AgCentral, CAG’s Subscription Agreement investment, EDF and their respective affiliates), which resulted in $7.0 million of the backstop to be funded. Under the terms of the Shareholder and Registration Rights Agreement, if the Company completes a Superior Capital Raise prior to the six month anniversary of the Closing, and to Specified Investors during the following three months, the shares issued to Nabors in exchange for their investment under the Nabors Equity Backstop Agreement may be redeemable for debt or equity instruments of the Company. As this contingent settlement feature is outside the control of the Company, it does not have the unconditional right to avoid delivering a financial asset, which may be a debt instrument. As such, the anticipated accounting treatment is that these shares would be classified as a financial liability carried at fair value through profit or loss. For purposes of the pro forma financial information the liability has been recognized equal to the cost of Nabors initial investment as Borrowings – Nabors Backstop.

T.	Represents the entry into a note purchase agreement with EDF to purchase a promissory note with an aggregate principal amount of EUR 10.0 million (equivalent to $10.9 million on December 18, 2023).

5.	Adjustments to Unaudited Pro Forma Combined Statement of Profit or Loss for the Twelve Months Ended June 30, 2023.

The adjustments to the unaudited pro forma combined statement of profit or loss for the twelve months ended June 30, 2023 are as follows:

AA. To eliminate interest income related to the investments held in the Trust Account which will be released upon Closing.

BB. To eliminate administrative fees related to NETC’s office space, utilities and general administrative services pursuant to an administrative services agreement, which terminates on the consummation of the Business Combination.

CC. To reflect the recognition of transaction costs incurred by Vast, as described in note (B) above, during the year ended June 30, 2023. These costs are a nonrecurring item.

DD. To eliminate effective interest cost and fair value change in derivatives in association with the conversion of all of the outstanding Existing Convertible Notes for Vast Ordinary Shares, as if the conversion had occurred on July 1, 2022.

EE. To reflect share-based compensation expense recognized in accordance with IFRS 2, for the difference between the fair value of Vast Ordinary Shares issued and the fair value of NETC’s identifiable net assets or liabilities, as relevant, as described in note (L) above. These costs are a nonrecurring item.

FF. To reflect the mark to market change in the value of the NETC Warrants, as if they had been classified as derivative liabilities since issuance.

GG. To reflect interest expense calculated at 3% coupon rate per annum, in connection with EDF Note Purchase Agreement.

6.	Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since July 1, 2022. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented.

Pro forma net loss (in thousands)	(128,879)
Net loss per share – basic and diluted	(4.30)
Weighted average shares outstanding – basic and diluted
Legacy Vast shareholders(1)	20,499,999
Former NETC public stockholders(2)	804,616
NETC initial stockholders(3)	4,500,000
Shares issued to Nabors Lux and AgCentral in connection with financing transactions(4)	3,315,700
Shares issued as settlement of transaction expenses(5)	171,569
Shares issued to Nabors Lux pursuant to Nabors Backstop(6)	681,621
Total	29,973,505

(1)	Assumes that no Earnout Shares are issued to the Legacy Vast shareholders.

(2)	Pursuant to the Business Combination Agreement, each share of NETC Class A Common Stock (other than Redemption Shares) issued and outstanding immediately prior to the Effective Time will be exchanged for a number of Vast Ordinary Shares equal to the Exchange Ratio. Includes 633,250 shares of NETC Class A Common Stock purchased by CAG to satisfy its financing obligations.

(3)	Assumes no Sponsor Earnback Shares are issued. Includes 1,500,000 Vast Ordinary Shares issued to NETC Sponsor as Accelerated Earnback Shares and 129,911 Vast Ordinary Shares issued upon conversion of the Founder Shares transferred to CAG prior to the Business Combination in connection with CAG’s investments.

(4)	Includes shares issued in connection with the Equity Subscription Agreements and the Notes Subscription Agreements. Also includes 350,000 Vast Ordinary Shares issued as Incremental Funding Commitment Fee.

(5)	Shares issued to Guggenheim Securities as settlement for transaction expenses.

(6)	Nabors Lux’s backstop commitment to provide a $10.0 million backstop reduced dollar-for-dollar by (a) the balance of cash remaining in the Trust Account after giving effect to any redemptions of NETC Class A Common Stock by NETC public stockholders and (b) amounts invested by additional investment (other than Nabors, AgCentral, CAG’s Subscription Agreement investment, EDF and their respective affiliates) which resulted in $7.0 million of the backstop to be funded.